Exhibit 99.1

FOR RELEASE December 15, 2010

Pure Nickel Plans Live Web Cast to Announce MAN Results

TORONTO: December 15, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) announced today that assay results from its extensive 2010 drill program (see news release dated June 8, 2010) at its MAN property in Alaska have been received in their entirety.

Pure Nickel and its project partner, ITOCHU Corporation of Tokyo, are completing a full analysis of the data that was collected over the course of the 2010 program that involved approximately 6,700 metres of drilling.

Due to the nature of the data, Pure Nickel will hold a teleconference and web-cast in early January 2011 to discuss the results in detail. Further information regarding the exact date and time will be released in the New Year.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
Chief Executive Officer
T. (416) 868-1079
Email: alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com